EXHIBIT 99

Letter to Our Shareholders

I am pleased to report that our company delivered significantly improved results in 2010, even though the economy failed to become as robust as everyone would have liked. A key contributor to the improvement, we believe, was the series of actions we took during 2009 in response to the recession.

Sales in 2010 grew 16% to $130.1 million from $112.7 million in 2009, while net earnings grew 435% to $5.5 million from $1.0 million. We cautiously anticipate further improvement in 2011.

As I noted in my 2009 annual report letter, the severe economic downturn had begun to negatively affect most of our businesses starting in late 2008 and continuing into 2009. We experienced sales declines in almost all of the many markets we serve, and those declines led to underutilization of our facilities and a significant drop in our earnings. To alleviate the impact of facility underutilization, in 2009 we implemented a number of common-sense business decisions that focused on realigning our operations. We executed those short-term actions in the most thoughtful manner we could under the circumstances. In particular, we were very careful not to jeopardize any of our longer term initiatives or potential strategic opportunities, and we were very concerned to treat our employees in the fairest manner possible.

Basically, we did what most companies would do under similar business conditions—we reduced our labor costs through layoffs, furloughs and shortened work schedules; looked for ways to cut costs throughout our manufacturing processes; and cut back other operating expenses wherever practical. In so doing, we made our operations even leaner than they already were, and—most important—better positioned them to benefit from any future economic recovery.

While none of the markets we serve can be described in 2010 as having recovered from the downturn, some of them did show signs of strengthening. The resulting increase in our sales improved the utilization of our facilities, which helped increase our profitability. But it was the realignment we undertook in 2009 that was the main contributor to our 2010 results.

We had ended 2009 in strong financial condition, as illustrated by our balance sheet. But because the prospects for improvement in the economy looked uncertain, during 2010 we gave even greater attention to our liquidity. By emphasizing the management of our cash and working capital and by restructuring our corporate debt, we were able to provide the funds necessary for debt service, for improvements to our equipment and facilities, and for product development programs. All of these are vital undertakings if we are to remain competitive in a global economy. Additionally, our efforts to strengthen liquidity put us in a position to return more money to our stockholders. Therefore, at its October 2010 meeting, the Board of Directors declared a one-time extra dividend payment of $0.16 per common share in addition to a regular dividend payment of $0.09 per share.

Segment Performance

Metal Products Group — This segment primarily manufactures a proprietary line of mine roof anchors used for securing the roofs of underground coal and metallurgical mines. Last year, sales increased by 29%—to $26.7 million from $20.7 million in 2009—because of strong demand for our products. Notwithstanding all the environmental rhetoric, we believe coal mining will continue to be a significant industry because of the important role that coal plays in the world’s energy supplies. For that reason, we are continuing our initiative to establish a presence in China’s coal mining industry with our roof anchors.

During 2010, we invested approximately $2.5 million in the Metal Products Group, reaffirming our positive expectations for the segment. Those funds have provided for upgrades of our major as well as supporting equipment, which have led to increased productivity and improved product quality. Both of those gains will strengthen our competitiveness in the markets for both malleable and ductile iron products.

Industrial Hardware Group — Our Eberhard units produce latches and other hardware products for trailer trucks, service vehicles, school buses and military vehicles; Eberhard also furnishes locks and latches to other diverse markets. The Canadian Commercial Vehicles subsidiary manufactures panels made of a lightweight composite material; its major product is sleeper cabs for the Class 8 truck market (which includes tractor trailers). The

Industrial Hardware segment sales in 2010 increased over those in 2009—$57.5 million versus $50.0 million, respectively—reflecting early signs of improvement in its key vehicular markets. (In 2009, the segment had seen its sales drop as a result of the recession.) Current projections for truck manufacturing are positive, indicating that 2011 will be a stronger year for the Industrial Hardware Group. Improvement in the truck sector—an industry that is an important part of our business plans—is generally a harbinger of recovery in the broader economy.

Canadian Commercial Vehicles continued to provide sleeper cabs for the Class 8 truck market and for the military version of Class 8 vehicles. It also experienced good acceptance of its proprietary lightweight composite material for some products in high-technology markets.

Security Products Group — This segment produces locks under the SearchAlert™, Sesamee® and Prestolock® brand names, as well as coin collection and Smart Card products for the commercial laundry market. Sales last year rose to $45.9 million from $42.0 million in 2009, a 9% increase. (Of our three segments, Security Products had suffered the largest drop in sales in 2009.) Contributing to the 2010 upturn were improved conditions in the travel, computer and vehicular markets, which are among the many industry sectors served by the segment. Despite introducing several new products in the commercial laundry market last year, we experienced flat sales in that area. For 2011, we expect to see improved conditions in the laundry sector and greater acceptance of our new offerings.

Corporate Governance

In January 2011, the Securities and Exchange Commission adopted final rules on shareholder approval of executive compensation (referred to as “say-on-pay”). These rules implement one section of last year’s Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rules require us, among other things, to:

1.	Provide our shareholders with the opportunity to cast an advisory vote on executive compensation at least once every three years.

2.	Allow our shareholders to vote on how often they wish us to present them with the advisory vote on executive compensation.

In accordance with existing proxy rules, our proxy statement comprehensively discusses, in the section entitled “Compensation Discussion and Analysis,” all of the compensation arrangements which I and our Chief Financial Officer have with the Company. That discussion also describes the process which the Compensation Committee of the Board uses in its annual evaluation of those arrangements. In view of the SEC’s further mandate, I think it important that all shareholders read the relevant pages of our proxy.

The following pages of our Annual Report and the enclosed Form 10-K filed with the SEC contain more extensive information about the Company’s operations, including detailed financial data. I urge you to read in particular the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The 10-K report also includes the required certifications attesting to the adequacy of the Company’s internal accounting controls and our compliance with the requirements of the Sarbanes-Oxley Act.

We’re Ready

Throughout the economic downturn, we continued to develop our product lines, improve our production processes and seek out strategic opportunities to enhance the value of our shareholders’ investment. While we do not know what the coming year will bring, we are confident that when the economy does get stronger and all our markets improve, we will be in a strong position to benefit from that recovery.

I thank our shareholders and Board of Directors for their confidence and support, and all of our employees for their efforts during these difficult times.

/s/Leonard F. Leganza
Leonard F. Leganza
Chairman of Board, President and Chief Executive Officer